[LETTERHEAD]

October 9, 2008

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ref:	Southern Union Company
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A, as amended
Filed April 7, 2008
File No. 001-06407

Panhandle Eastern Pipe Line Company, LP
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-02921

Dear Mr. Owings:

This letter responds to the comments Southern Union Company (the “Company”) and Panhandle Eastern Pipe Line Company, LP (“Panhandle”) received from the U.S. Securities and Exchange Commission (the “SEC”) by letter dated September 16, 2008 regarding the above-referenced filings.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to address the comments in a manner that is acceptable to the SEC staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the SEC’s corresponding comment.

Southern Union Company

Form 10-K for Fiscal Year Ended December 31, 2007

Changes in Internal Control over Financial Reporting, page 54

SEC Comment #1.   We note your disclosure on page 54 that “Management is not aware of any change in Southern Union’s internal control over financial reporting that occurred during the quarter ended December 31, 2007 and that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”  You may not qualify this disclosure in terms of management’s knowledge.  In future filings, please state, if true, that there has been no change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Additionally, please confirm to us that had this revised disclosure been included in the filing, it would have been accurate.  See item 308(d) of Regulation S-K.

H. Christopher Owings
U.S. Securities and Exchange Commission
October 9, 2008

Company Response:

The Company will revise this disclosure in its Form 10-K filing for the year ending December 31, 2008, so that the disclosure is not qualified by management’s knowledge.  The Company also confirms that the Form 10-K filing for the period ended December 31, 2007 would have been accurate without the referenced qualification.  Please note that the Company’s Form 10-Q Reports for the periods ended March 31, 2008 and June 30, 2008 were without the referenced qualification.

Notes to Consolidated Financial Statement, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

Gathering and Processing Revenues and Cost of Sales Recognition, page F-10

SEC Comment #2.   We note that SUGS accounts for sale and purchase arrangements on a gross basis in the statements of operations.  Please tell us your basis in GAAP for this accounting, including your consideration of EITF 99-19.  Additionally, we note your disclosure that contractual arrangements establish the purchase of natural gas and NGLs at specified locations and the sale at different locations on the same or other specified dates.  Please clarify for us whether such purchases and sales are with the same counterparty.  If so, tell us your consideration of the applicability of EITF 04-13, APB 29 and/or SFAS 153.

Company Response:

The business operations of Southern Union Gas Services, Ltd. (“SUGS”) consist of connecting wells of natural gas producers to the SUGS gathering system, treating natural gas to remove impurities, processing natural gas for the removal of natural gas liquids (“NGLs”) and then redelivering or marketing the treated natural gas and/or processed NGLs to third parties.  The terms and conditions of SUGS’ purchase arrangements with its producers offer SUGS various alternatives with respect to taking title to the purchased natural gas and/or NGLs.  These arrangements include (i) purchasing all or a specified percentage of natural gas and/or NGLs delivered from producers and treated or processed at SUGS’ plant facilities and (ii) making other direct purchases of natural gas and/or NGLs at specified delivery points to meet operational or marketing obligations.  SUGS recognizes the revenues derived from the sale of natural gas and/or NGLs in the period in which the physical product is delivered to the customer and title is transferred.  Cost of sales primarily includes the cost of purchased natural gas and/or NGLs to which SUGS has taken title.

H. Christopher Owings
U.S. Securities and Exchange Commission
October 9, 2008

The Company considered the guidance in EITF 99-19 in determining whether to present revenues and cost of sales on a gross or net basis.  The Company concluded reporting on a gross basis was appropriate as the criteria specified in paragraph 3 of EITF 99-19 for gross reporting were consistent with SUGS’ purchase and sales arrangements (e.g., SUGS acts as the principal in the transaction; SUGS takes title to the products; and SUGS has the risk of ownership).  Additionally, the Company determined the majority of the “indicators of gross revenue reporting” listed in paragraphs 7 – 14 of EITF 99-19 were met (e.g., SUGS is the primary obligor; SUGS has latitude in establishing prices; SUGS, through treating and/or processing purchased natural gas and NGLs, changes the product and performs a service; and SUGS has credit risk) and none of the “indicators of net revenue reporting” listed in paragraphs 15 – 17 of EITF 99-19 were applicable (e.g., in the case of SUGS, the supplier is not the primary obligor in the arrangement; the amount SUGS earns is not fixed; and the supplier does not have credit risk).

During 2006 and 2007, SUGS reported operating revenues totaling approximately $75.3 million and $91.6 million, respectively, from contractual arrangements that provided for purchases and sales with the same counterparty.  These counterparty arrangements represented 3.2% and 3.5% of the Company’s 2006 and 2007 consolidated operating revenues, respectively.  The Company determined that the provisions of EITF 04-13, APB 29 and SFAS 153 were not applicable to these counterparty arrangements primarily because the purchases and sales of natural gas and/or NGLs (i) are not nonmonetary exchanges as they settle in cash, based on market rates; (ii)  typically involve the purchase from the counterparty of raw natural gas, which SUGS treats or processes into pipeline quality natural gas or NGLs within its plant facilities and then sells back to the counterparty as a different processed commodity and (iii) do not occur within the same line of business.

Fuel Tracker, page F-13

SEC Comment #3.   Please explain to us in further detail the purpose of the fuel tracker and why Trunkline and Trunkline LNG’s accounting for under-recovered fuel differs from the accounting used by other Panhandle companies.

Company Response:

The fuel tracker is the cumulative balance of compressor fuel volumes owed to the Company by its customers or owed by the Company to its customers.  The customers, pursuant to each pipeline’s tariff and related contracts, provide all compressor fuel to the pipeline based on specified percentages of the customer’s gas volumes delivered into the pipeline.  The percentages are designed to match the actual natural gas consumed in moving the natural gas through the pipeline facilities, with any difference between the volumes provided versus volumes consumed reflected in the fuel tracker.  The tariffs of Trunkline Gas Company, LLC and Trunkline LNG Company, LLC contain explicit language which, in conjunction with the customers’ contractual obligations, allows the Company to direct bill customers for any fuel ultimately under-recovered.  The other FERC-regulated Panhandle entities do not have such explicit billing rights specified in their tariffs.

H. Christopher Owings
U.S. Securities and Exchange Commission
October 9, 2008

Note 3. Acquisitions and Sales, page F-16

Acquisition of Sid Richardson Energy Services, page F-16

SEC Comment #4.  Since you incorporate by reference Form 10-K in registration statements on Form S-8 and Form S-3, you may have to name and file the written consent of the third-party appraiser you reference.  In this regard, please explain to us the nature and extent of the appraiser’s involvement in your decision-making process as it relates to accounting for the acquisition.  Alternatively, you may remove the reference to the appraiser.  If you do not believe a consent is required, please explain in detail.  Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Company Response:

In its Form 10-K filing for the year ending December 31, 2008, the Company will remove the reference to the appraiser.

CCE Holdings Transactions, page F-18

SEC Comment #5.  We note that you recorded a pre-tax gain of $74.8 million associated with the series of transactions that increased your ownership in CCE Holdings from 50% to 100% and eliminated your 50% interest in Transwestern.  Please tell us in sufficient detail how this gain was calculated.  In doing so, please describe the authoritative guidance used in accounting for this transaction and tell us the basis of accounting for the consideration transferred and received.

 Company Response:

On December 1, 2006, the Company, through an indirect subsidiary, completed a series of integrated transactions, as more fully described below, that resulted in the Company (i) increasing its equity ownership interest in CCE Holdings, LLC (“CCEH”) from 50% to 100%, which, in turn, increased its equity ownership interest in Citrus Corp. (“Citrus”) from 25% to 50%, and (ii) disposing of its 50% equity ownership interest in Transwestern Pipeline Company, LLC (“Transwestern”).   Immediately prior to December 1, 2006, the Company indirectly held a 50% ownership interest in CCEH with the remaining  50% ownership interest being held by Energy Transfer Partners, LP (“ETP”).   Prior to the completion of the integrated transactions, CCEH held a 100% ownership interest in Transwestern and a 50% ownership interest in Citrus.

By way of further background, ETP, on September 14, 2006, entered into a definitive purchase agreement with GE Commercial Finance Energy Financial Services ("GE") and certain other investors ("B Investors") to acquire the 50% interest in CCEH from GE and the B Investors for $1.0 billion.   On September 15, 2006, ETP and CCEH entered into a definitive redemption agreement, pursuant to which ETP’s 50% ownership interest in CCEH would be redeemed in exchange for 100% of the equity interests in Transwestern, including the assumption of Transwestern’s debt totaling $520 million.

H. Christopher Owings
U.S. Securities and Exchange Commission
October 9, 2008

CCEH accounted for the acquisition of ETP's 50% ownership interest in CCEH as a treasury stock transaction, recorded at fair value using the guidance in SFAS 141. At the Company level, this transaction was accounted for as a step acquisition because the Company's indirect equity ownership in CCEH increased from 50% to 100%. CCEH effected the treasury stock transaction by transferring its 100% equity ownership interest in Transwestern to ETP, and recorded a gain on the transfer of Transwestern equal to the difference between the fair value of Transwestern and its carrying amount.   The fair value of $1.465 billion was determined based on the total consideration paid by ETP to acquire Transwestern, including the $1.0 billion cash payment, $520 million debt assumed, less cash received of $55 million, which we note is consistent with ETP’s stated purchase price in its Form 8-K filing on December 5, 2006.

CCEH calculated the gain on the transfer of Transwestern by reducing Transwestern’s $1.465 billion fair value by its carrying amount of $1.258 billion and associated selling costs and purchase price adjustments of $28.1 million, resulting in a gain of $179.2 million applicable to CCEH. Half of this gain or $89.6 million was attributable to the Company based on its 50% equity ownership interest existing in CCEH at the time of closing. The $89.6 million gain was further reduced for basis differences recorded at the Company level and transaction costs totaling $14.8 million, resulting in a net gain of $74.8 million for the Company.

As noted above, the Company accounted for this transaction as a step acquisition using the guidance in SFAS 141, with specific reference to paragraph A6, which states that the acquisition of a minority interest (or step acquisition) includes when "a subsidiary (or equity method investee) buys as treasury stock the common stock held by minority stockholders."   The Company also reviewed the provisions of SFAS 153 with respect to exchanges of nonmonetary assets and, while concluding the provisions of SFAS 141 were applicable, note that under SFAS 153, if the transaction had been recorded using the fair value of the assets surrendered, the same outcome would have been realized and, therefore, would not have changed the calculated gain amount.

Note 6. Property, Plant and Equipment, page F-21

SEC Comment #6.  Please segregate your property and accumulated depreciation balances between your regulated and non-regulated operations.

Company Response:

In the Form 10-K filing for the period ending December 31, 2008, the Company will segregate the property and accumulated depreciation balances in the property, plant and equipment note disclosure between its regulated and non-regulated operations, as such segregation is applicable.

Note 10. Stockholders’ Equity, page F-28

SEC Comment #7.  We note that in connection with the June 2003 and the February 2005 equity unit issuances you entered into forward stock purchase contracts that obligated the holder to purchase your common stock.  As it appears the forward contracts called for variable share settlement within a specified range of stock prices, please tell us how you concluded the forward contracts were not liabilities under SFAS 150.  Ensure that you address in detail how you concluded that the possibility of issuing a variable number of shares for a fixed monetary amount was not “predominant.”  Refer to the guidance in paragraph 12.a of SFAS 150 and Example 4 in FSP No. FAS 150-1.

H. Christopher Owings
U.S. Securities and Exchange Commission
October 9, 2008

Company Response:

SFAS 150, paragraph 12(a), specifies that an obligation to issue a variable number of shares must be classified as a liability if, at inception, the monetary value of the obligation is based “solely” or “predominantly” on a fixed monetary amount known at inception.

Under the terms of the forward stock purchase contracts, the Company was obligated to issue a fixed number of shares if its stock price on the contract settlement date was either below the minimum stock conversion price or above the maximum stock conversion price specified in the respective contracts.  However, if the Company’s stock price on the contract settlement date was within such minimum and maximum stock conversion price ranges, the Company was obligated pursuant to the forward contracts to issue a contractually-based variable number of shares.  Since the Company’s potential obligation to issue a variable number of shares for a fixed monetary amount known at inception was only one of the three possible scenarios under the forward contracts’ terms, the Company concluded its obligation was not “solely” based on a fixed monetary amount.  Given the possibility that issuing a variable number of shares was “predominant”, the Company evaluated the guidance provided in Example 4 of FSP No. FAS 150-1, in conjunction with paragraph 12(a) of SFAS 150, noting that the facts included in the example closely paralleled the Company’s facts and circumstances.  Prior to the issuance of the forward contracts, the Company determined it was more likely than not that its stock price on the respective contract settlement dates would exceed the maximum stock conversion price, resulting in the issuance of a fixed number of shares of Company stock pursuant to the terms of the forward contracts.  With respect to the expectation that the maximum conversion price would be exceeded, the Company’s judgment was primarily based upon:

•	the history of rising stock price growth trends experienced by the Company since it was acquired by MetroMobile CTS in 1990 up to the periods prior to the issuance of the equity units;
•
the fact that the purpose of the equity unit issuances was to partially fund large acquisitions that were expected to  be significantly accretive to the Company’s earnings, further enhancing stock price growth;  and

•	the expectation that the Company’s stock would benefit from market-based adjustments as management believed its stock price was undervalued.

Since the Company concluded prior to the issuance of the forward contracts that its potential obligation was not predominantly based on issuing a variable number of shares for a fixed monetary amount known at inception, the forward contracts were not recorded as liabilities pursuant to SFAS 150.

H. Christopher Owings
U.S. Securities and Exchange Commission
October 9, 2008

Note 14. Benefits, page F-38

SEC Comment #8.  Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Company Response:

As is disclosed in the Obligations and Funded Status table included in Note14-Benefits of the Form 10-K filing for the year ended December 31, 2007, the Company’s plan assets are stated at fair value as of the measurement date.  Paragraph 30 of SFAS 87 states, “The market-related value of plan assets shall be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years”.  The Company does not utilize a calculated value.  In order to further clarify that the plan assets are recorded at fair value versus an alternative calculated value, the Company will indicate in its accounting policies note disclosure in the Form 10-K filing for the year ending December 31, 2008 that the plan assets are recorded at fair value as of the respective measurement date.

Exhibits 23.1 and 23.2

SEC Comment #9.  We note that the consents of your independent registered public accounting firm do not include conformed signatures.  Please file a full amendment to Form 10-K to include signed consents.

Company Response:

The Company will file revised Exhibits 23.1 and 23.2 in an amended Form 10-K for the year ended December 31, 2007 as soon as practicable.

Definitive Proxy Statement on Schedule 14A Filed April 7, 2008, as Amended

SEC Comment #10.  In your letter to us dated September 21, 2007, you stated in response to comment 10 of our letter dated August 21, 2007 “that executives, including Named Executive Officers, who make deferral elections under the non-qualified supplemental retirement plan are not entitled to receive payments of cash interest from the Company.  Moreover, deferrals may only be invested in Company stock or available mutual funds for which earnings are calculated on a market value basis.  The value of the deferrals is calculated and available to the participating executives daily based on that day’s market price for Company stock or the publicly available mutual fund shares.”  In future filings, please include this disclosure, unless it is no longer applicable.  See Item 402(i)(3)(ii) of Regulation S-K.

H. Christopher Owings
U.S. Securities and Exchange Commission
October 9, 2008

Company Response:

In future filings, the Company will provide the requested disclosure, as applicable, in accordance with Item 402(i)(3)(ii) of Regulation S-K.

Panhandle Eastern Pipe Line Company, LP

Form 10-K for Fiscal Year Ended December 31, 2007

Note 4 Related party Transactions, page F-16

SEC Comment #11.  Please explain to us in further detail how the tax sharing agreement with Southern Union operates and explain to us the relationship between the income tax payable to Southern Union and the tax sharing note receivable from Southern Union.  Additionally, explain to us why the net increase in income taxes payable – related parties is classified as an investing activity rather than an operating activity on the statement of cash flows and why there is no activity in this line item in fiscal 2006 and 2005.  Finally, please explain to us why the tax sharing note receivable is classified as a contra-equity account.

Company Response:

As described in its income taxes accounting policy disclosure in Note 2 to Panhandle’s Form 10-K for the year ended December 31, 2007, Panhandle and its subsidiaries are required, under the tax sharing agreement with the Company, to reimburse the Company for federal and state income taxes associated with Panhandle’s taxable income and are due payments from the Company to the extent that tax losses generated by Panhandle and its subsidiaries are utilized by the Company.  These payments are calculated based upon Panhandle’s taxable income on a stand-alone basis and adjusted for credits associated with a tax sharing note receivable.  Until the tax liabilities are settled with the Company, the amounts are recorded by Panhandle as a current income tax payable to the Company.

The tax sharing agreement was modified in September 2007 to change the required timing of Panhandle’s tax payments to the Company from a quarterly to an annual basis, resulting in Panhandle’s tax payment settlements now occurring after the Company files its tax return with the Internal Revenue Service (“IRS”).  At year end 2005 and 2006, Panhandle had already settled the majority of those years’ tax liabilities, with $1.7 million and $2.4 million, respectively, settled in the first quarter of the subsequent year.  Unlike year end 2005 and 2006, at December 31, 2007, Panhandle had an outstanding liability for a significant portion of its 2007 income taxes totaling $39 million, which was not required to be settled until after the Company had filed its tax return with the IRS in 2008.

The tax sharing note receivable is related to the Company’s acquisition of Panhandle, which qualified as a like kind exchange of property under Section 1031 of the Internal Revenue Code of 1986, as amended.  The tax basis of Panhandle’s assets was reduced, resulting in higher annual income tax expense for Panhandle on a stand-alone basis because of the lower tax depreciation deduction.   To keep Panhandle whole, the Company agreed to provide Panhandle credit as part of its future income tax p treimbursement obligations to the extent of the lost future tax depreciation deductions.  Such obligation to Panhandle resulted in the establishment of the tax sharing note receivable from the Company.  Since the tax sharing note receivable was created in conjunction with the acquisition of Panhandle by the Company, it was considered to be part of the overall capital contributed by the Company and recorded in the equity section of the balance sheet pursuant to EITF 85-1.  EITF 85-1 includes facts and circumstances similar to the Company’s arrangement with Panhandle, providing guidance requiring an enterprise that receives a note, rather than cash, as a contribution to its equity to record such note in the equity section of the balance sheet.  Annually, a portion of the tax sharing note receivable is recovered as an offset against amounts otherwise owed for taxes on Panhandle’s taxable income, thereby reducing Panhandle’s obligation each year until fully recovered and effectively reducing, as more fully discussed below, the amount of tax liabilities settled against the demand note held by Panhandle.

H. Christopher Owings
U.S. Securities and Exchange Commission
October 9, 2008

As described in Note 4 to Panhandle’s Form 10-K for the period ended December 31, 2007, Panhandle holds a demand note made by the Company pursuant to a cash management program.  Under this program, excess cash, net of repayments, is funded from Panhandle to the Company and any intercompany cash payments such as income tax payments are settled against the demand note.  For cash flow statement purposes, the net change in the cash management program note balance has been reported as an investing activity pursuant to SFAS 95, paragraph 15, which indicates that the making and collection of loans are investing activities.  Given the change in the tax sharing agreement in 2007, not all 2007 related tax payments were settled prior to year end.  This resulted in an increase in Panhandle’s income tax liability, which might be considered an increase to operating cash flows for 2007.  However, since the modification of the tax sharing agreement only changed the timing of Panhandle’s intercompany tax settlements to the Company and not the character of such payments, Panhandle believed it was more appropriate to report such change as an investing activity, rather than an operating activity.

Conclusion:

In providing the foregoing responses to your comment letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;
•	staff comments or changes to disclosure in response to comments do no foreclose the SEC from taking any action with respect to the filing; and
•	it may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to reiterate that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

H. Christopher Owings
U.S. Securities and Exchange Commission
October 9, 2008

Should you have any questions or further comments, please do not hesitate to contact Mr. Aldrich at (713) 989-7568 or Mr. Lefelar at 713-989-7710.

Very truly yours,

/s/ George E. Aldrich

George E. Aldrich
Vice President, Controller & Chief Accounting Officer
Southern Union Company

/s/ Gary W. Lefelar

Gary W. Lefelar
Senior Vice President and Chief Accounting Officer
Panhandle Eastern Pipe Line Company, LP

Cc:	Mr. George L. Lindemann
Mr. David Brodsky
Mr. Eric D. Herschmann
Mr. Richard N. Marshall
Mr. Robert O. Bond